UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission File Number 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090 Mount Carmel, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Information

Check-Cap Ltd. (the “Company”) is announcing the results of the Annual General Meeting of Shareholders (the “Meeting”) of the Company held on November 14, 2025. At the Meeting, the shareholders approved the following proposals by the requisite majority under the Israeli Companies Law 5759-1999:

1.

Proposal 1: to approve the merger (the “Merger”) of CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (the “Merger Sub”), with and into MBody AI Corp, a Nevada corporation (“MBody AI”), with MBody AI surviving and becoming a wholly-owned subsidiary of Check-Cap after the Merger, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2025, by and among MBody AI, the Merger Sub and Check-Cap to effect the Merger and other transactions described in the Merger Agreement, including the issuance of ordinary shares of the Company, par value NIS 48.00 per share (the “ordinary shares”), in connection with the Merger

98.01% of the votes cast at the Meeting voted in favor of proposal 1, with 1.90% against and 0.09% withheld.

2.

Proposal 2: to approve a reverse share split of the Company’s ordinary shares within a range of 1 for 14 to 1 for 100, the exact ratio to be determined by further action of the Company’s board of directors (the “Check-Cap Board” or the “Board of Directors”), to be effective on a date to be determined by the Check-Cap Board and announced by the Company, and to amend the Company’s articles of association (“Articles of Association”) to reflect any such reverse share split, if implemented

97.64% of the votes cast at the Meeting voted in favor of proposal 2, with 2.32% against and 0.04% withheld.

4.

Proposal 3a: Re-election of the appointment of Mr. David Lontini to the Company’s board of directors as Active Chairman, to hold office ntil the next annual meeting of the shareholders of the Company, or until earlier resignation or removal.

98.96% of the votes cast at the Meeting voted in favor of proposal 3a, with 1.71% against and 0.23% withheld.

5.

Proposal 3b: Re-election of the appointment of Mr. Carlos Cheung to the Company’s board of directors, to hold office until the next annual meeting of the shareholders of the Company, or until earlier resignation or removal.

97.92% of the votes cast at the Meeting voted in favor of proposal 3b, with 1.71% against and 0.37 witheld.

6.

Proposal 3c: Re-election of the appointment of Mr. Michael Hutton to the Company’s board of directors, to hold office until the next annual meeting of the shareholders of the Company, or until earlier resignation or removal.

98.01% of the votes cast at the Meeting voted in favor of proposal 3c, with 1.66% against and 0.34% withheld.

7.

Proposal 3d: Re-election of the appointment of Mr. Daniel Kokiw to the Company’s board of directors, to hold office until the next annual meeting of the shareholders of the Company, or until earlier resignation or removal.

97.96% of the votes cast at the Meeting voted in favor of proposal 3d, with 1.71% against and 0.33% withheld.

8.

Proposal 4: to approve the change of Check-Cap’s name to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and to amend the Articles of Association to reflect the name change.

97.83% of the votes cast at the Meeting voted in favor of proposal 4, 2.01% against and 0.16% withheld.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.

By:	/s/ David Lontini
Name:	David Lontini
Title:	Interim Chief Executive Officer

Date: November 17, 2025

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